Exhibit 99.4

The Board of Directors recommends a vote FOR Resolutions 1 through 3. 2026 Extraordinary General Meeting — Yimutian Inc. Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q PLEASE SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q YIMUTIAN INC. 1 U P X Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Res. 1 For Against Abstain Res. 2 Res. 3 Change of Address — Please print new address below. YIMUTIAN INC. - 703326 - COMMON MMMMMMMMMMMM MMMMMMMMM # # # # # # 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM Computershare Yimutian Inc Project: ea0268015-139 Date: October 28, 2026 6:56 am Draft #2

Proxy Form — Yimutian Inc. YIMUTIAN INC. Agenda 1. AS A SPECIAL RESOLUTION, THAT the number of votes that each Class B ordinary share, par value US$0.00001 each, shall entitle the holder thereof on all matters subject to vote at general meetings of the Company be increased from one thousand (1,000) to ten thousand (10,000). 2. AS AN ORDINARY RESOLUTION, THAT the authorized share capital of the Company be varied FROM: US$2,000,000 divided into 200,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 160,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 8,000,000,000 Class B ordinary shares of a par value of US$0.00001 each, and (iii) 32,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles. TO: US$20,000,000 divided into 2,000,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 1,960,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 8,000,000,000 Class B ordinary shares of a par value of US$0.00001 each, and (iii) 32,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles by the creation of additional 1,800,000,000,000 authorized but unissued Class A Ordinary Shares. 3. AS A SPECIAL RESOLUTION, THAT the Company's Fourteenth Amended and Restated Memorandum and Articles of Association (the "Current M&AA") be amended and restated by the deletion in their entirety and by the substitution in their place of the Fifteenth Amended and Restated Memorandum and Articles of Association, substantially in the form attached hereto as Exhibit A (the "Amended and Restated M&AA"). JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that the Extraordinary General Meeting (the "Meeting") of Yimutian Inc. (the "Company'') will be held at 6/F, Building B-6, Block A, Zhongguancun Dongsheng Technology Campus, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, The People's Republic of China on Monday, November 23, 2026 at 10:00 a.m. Beijing Time, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A ordinary shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Proxy Form. The enclosed postage paid envelope is provided for this purpose. The Proxy Form should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolutions, as the case may be. Only the registered holders of record at the close of business on October 28, 2026 (New York Time), will be entitled to execute the attached Proxy Form. The signatory, a registered holder of ADSs representing Class A ordinary shares of the Company, of record as of the close of business on October 28, 2026 (New York Time), hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Class A ordinary shares of the Company represented by such ADSs, on the Resolutions at the Meeting. These instructions, when properly signed and dated, will be voted in the manner directed herein. You can review and download the notice of the Meeting, the proxy statement and the proxy form at the Company's website at https://ir.ymt.com/ and website of the U.S. Securities and Exchange Commission (www.sec.gov). NOTE: In order to have the aforesaid shares voted, this Proxy Form MUST be received by the Depositary before 9:00 a.m. (New York Time), November 18, 2026. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Computershare Yimutian Inc Project: ea0268015-139 Date: October 28, 2026 6:56 am Draft #2